Correspondence

Advanced Technology Innovation Centre 5 Oakwood Drive Loughborough Leicestershire LE11 3QF Tel: +44 (0)1509 222 910 Fax: +44 (0)1509 222 911 www.nemauramedical.com

March 15, 2018

Via EDGAR

Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
 Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Re:	Nemaura Medical Inc. Form 10-K for the Fiscal Year Ended March 31, 2017 Filed June 27, 2017 File No. 000-55283
Dear Mr. Kuhar:
On behalf of Nemaura Medical Inc., a Nevada company, (the "Company"), the undersigned has set forth the below response to the comment of the staff (the "Staff") of the Securities and Exchange Commission contained in its letter of March 6, 2018 with respect to the Form 10-K for the Fiscal Year Ended March 31, 2017 (the "Form 10-K") filed on June 27, 2017 by the Company (File No.: 000-55283).  For your convenience, the text of the Staff's comment is set forth below followed by the Company's response.
Form 10-K for the Fiscal Year Ended March 31, 2017
Exhibits 31.1 and 31.2
1.
We note the certifications provided do not include the introductory language in paragraph 4 referring to your internal control over financial reporting. Please note that you are no longer in the transition period that allows for this omission. Please file an amendment to your Form 10-K that includes updated and corrected Section 302 certifications, Section 906 certifications, full Item 9A disclosures and your audited financial statements.

Response: The Company acknowledges that the certifications in Exhibits 31.1 and Exhibit 31.2 inadvertently omitted the introductory language in paragraph 4, which would have stated that the certifying officer is also responsible for establishing and maintaining "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))."  The Company's fiscal year ending March 31, 2018 is approaching and in connection therewith, the Company has revised Exhibits 31.1 and 31.2 to include the omitted language.  Please see the form of revised certificate attached as Appendix A.

Notwithstanding the omission, the Company respectfully requests that the Company not be required to file an amendment to its Annual Report on Form 10-K for the fiscal year ended March 31, 2017 (the "2017 Form 10-K") to include updated and corrected Section 302 certifications, Section 906 certifications, full Item 9A disclosures and its audited financial statements for the following reasons:
1) We believe that the inclusion of paragraph 4(b) in the Section 302 certifications provides clear evidence to support that management did, in fact, establish and maintain the required internal controls over financial reporting.  Paragraph 4(b) specifically states that the certifying officer:
"Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."
2) With respect to the request that the Company amend the 2017 Form 10-K to provide full Item 9A disclosures, we note that Item 9A requires that the Company disclose the following:
a) the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures (as defined in § 240.13a-15(e) or 240.15d-15(e) of this chapter) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of § 240.13a-15 or 240.15d-15 of this chapter (under Item 307 of Regulation S-K);
b) if the registrant, other than a registrant that is an emerging growth company, as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter), is an accelerated filer or a large accelerated filer (as defined in § 240.12b-2 of this chapter), provide the registered public accounting firm's attestation report on the registrant's internal control over financial reporting in the registrant's annual report containing the disclosure required by this Item; and
c) management's report on internal control over financial reporting, which contains the disclosure required under Item 308(a) of Regulation S-K) and changes in internal control over financial reporting, which contains the disclosure required under Item 308(c).
To be sure, the 2017 Form 10-K already includes full Item 9A disclosures as follows:

"Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). [emphasis added] Our internal control system is a process designed by, or under the supervision of, our principal executive and principal financial officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with the authorization of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of our inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2017. In making this assessment we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). As a result of its assessment, management identified material weaknesses in our internal control over financial reporting. Based on the material weaknesses as described below, management concluded that our internal control over financial reporting was not effective as of March 31, 2017.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that, there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of our assessment, management identified the following material weaknesses in internal control over financial reporting as of March 31, 2017:

•
Our size has prevented us from being able to employ sufficient resources to enable us to have an adequate level of supervision and segregation of duties within our internal control system.  This has resulted in a number of internal control deficiencies.  Specifically, there is a lack of segregation of duties in the processing of financial transactions which could result in inappropriate initiation, processing and review of transactions and the financial reporting of such transactions whether due to errors or fraud; there is a lack of review and approval of journal entries which could result in the improper initiation and reporting of transactions; and there is a lack of access controls and documentation over the Company's IT applications which could result in the improper initiation and reporting of significant transactions.

•
Management has identified that there is a lack of adequate financial expertise related to the assessment of complex transactions and a lack of adequate resources to review out of the ordinary transactions and arrangements of the Company. This could result in the improper reporting of significant transactions or arrangements.

•
Related party transactions. Specifically, there are limited policies and procedures to ensure that financial statement disclosures reconcile fully to the underlying accounting records and that Board approval of these transactions is not documented.

Notwithstanding the identified material weaknesses, management believes the consolidated financial statements included in this Annual Report on Form 10-K fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.
Remediation of Material Weaknesses
We are in the process of implementing improvements and remedial measures in response to these assessments and recommendations, including:
•
Assembling a team from our finance department to be responsible for the preparation of financial statements under U.S. Securities laws, including hiring additional qualified personnel such as a CFO with US listed company experience.

•
In assembling this team, the Company will put in place controls to segregate duties in the processing of key transactions, controls to ensure the review and approval of journal entries and controls to ensure that access to IT systems is limited to authorized users and adequately documented based on the applications and their functions within the organization.

•
Engaging a third party consulting firm to assist in assessing, designing, implementing, and monitoring controls related to financial statement preparation, IT general controls, journal entries, and significant operating processes.

•
Organizing regular training sessions on US GAAP for our finance department in the form of workshops, seminars and newsletters as well as requiring our finance personnel to participate in annual in-house or public US GAAP training courses; and

•
Implementing stronger internal controls and processes over related party transactions including segregating reviews and approvals, as well as continuing efforts to reduce the amount and volume of related party transactions; and

•
Establishing an audit committee with an "audit committee financial expert" within the definition of the applicable Securities and Exchange Commission. The committee will be helped by an outsourced internal audit department to review our internal control processes, policies and procedures to ensure compliance with the Sarbanes-Oxley Act.

In addition of the immediate remediation plan, we will put our effort, in the coming year, in improving our control environment. This project will be carried in several phases detailed below:
•
Phase 1: Assessment of our current Internal Control Over Financial Reporting against COSO 2013 and the requirements set forth by Sarbanes-Oxley Act section 404. This task will be conducted by an independent expert. Upon completion of the gap analysis, an action plan will be created.

•	Phase 2: During the second phase, over the first part of 2017, the company will implement the action plan and the related measures.
•
Phase 3: In the third and last phase of this plan, once implemented, we will put a great emphasis in testing the operating effectiveness of the controls. In addition, the company will focus on the design and implementation of Key Performance Indicators (KPIs) in order to measure the quality of the processes in place, and the efficiency of the controls.

As described below, certain aspects of this plan were implemented in the year ended March 31, 2017 and other aspects are expected to be implemented on, or around, the time that we are prepared to take our sugarBEAT product to market.
Attestation Report of the Registered Public Accounting Firm
As an Emerging Growth Company, we are not required to provide in this Annual Report on Form 10-K, an attestation report of our registered public accounting firm on our internal control over financial reporting.
Changes in Internal Control over Financial Reporting
During the year ended March 31, 2017, we began to implement the remediation plan discussed above.  We have implemented the following changes:
•
On December 12, 2016, appointed Mr. Iain Anderson, to serve as the Chief Financial Officer.  Mr. Anderson has served as the Financial Controller for the Company on a part-time basis since August 2016.  His responsibilities include the preparation and management of the Company's accounts.   Prior to his employment with the Company, Mr. Anderson had more than 20 years' experience in working for US-owned businesses. From May 2014 to July 2016, Mr. Anderson was the European Controller for Lamons (a division of TriMas Corporation). From December 2013 to April 2014, he was the Financial Controller for SPS Technologies Limited (a subsidiary of Precision Castparts Corporation).  From May 2013 to November 2013, he was Head of Accounting – Northern Europe for Hospira, Inc. From May 2011 to April 2013, he was Financial Controller for Air Bearings Limited (a subsidiary of Hitachi).  Mr. Anderson has been a Chartered Certified Accountant since 1993. Mr. Anderson received a Masters in Business Administration from Loughborough University in 1999.  During his time with the company and prior to this, Mr. Anderson has undertaken a number of training courses and regular updates on developments in US GAAP.

•
During the fourth quarter, engaged a third party consulting firm to help us assess our current internal control over financial reporting against COSO 2013, as well as identifying a gap analysis, suggest improvements in controls, and assist us in testing our control systems.  These items have been completed for certain of our controls, including purchasing processes, payment processes, and month end closing procedures.

There have been no other changes in our internal control over financial reporting during our last fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting."
3) The Company's Annual Report on Internal Control Over Financial Reporting included in the 2017 Form 10-K very clearly confirms, evidences and acknowledges that management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f).
4) Management believes that the Section 906 certifications are accurate as furnished and do not require update, correction or amendment.
5) Finally, there have been no updates, revisions, restatements or changes to the audited financial statements included in the 2017 Form 10-K to warrant amending the 10-K to include those statements.

The Company has provided the form of the appropriate Section 302 certification that will be included in its 2018 Form 10-K as Appendix A.  Accordingly, the undersigned respectfully requests that the Staff grant the Company's request not to amend the 2017 Form 10-K for the reasons stated above.
Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company's filing, please contact our legal counsel Tahra T. Wright, Partner at Loeb & Loeb LLP, at 212-407-4122 or twright@loeb.com.
Sincerely,

 Nemaura Medical Inc.
/s/ Iain S. Anderson__
Chief Financial Officer

APPENDIX A
FORM OF EXHIBIT 31 CERTIFICATION
I, ______________________ certify that:
1. I have reviewed this Annual Report on Form 10-K of Nemaura Medical Inc. and its subsidiaries;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
 (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.
Date: _____________________      By: _____________________
                       Name:
                       Title: